FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	March	2006
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

    .

Document 1.	News Release dated March 28, 2006 (“Maxis and RIM Launch the BlackBerry 8700g in Malaysia")	Page No 3

Document 1

March 28, 2006

FOR IMMEDIATE RELEASE

Maxis and RIM Launch the BlackBerry 8700g in Malaysia

Kuala Lumpur, Malaysia and Waterloo, ON — Maxis Communications Berhad (“Maxis”) and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) announced the BlackBerry® 8700g™ for customers in Malaysia. Operating on Maxis’ high-speed EDGE network, the new BlackBerry 8700g features a completely re-engineered device platform that offers the best combined data and voice experience for mobile professionals. With a powerful Intel processor, 64 MB flash memory and 16 MB SDRAM, the BlackBerry 8700g provides noticeably faster web browsing, attachment viewing and application performance.

“We are very excited to work with RIM to launch the new BlackBerry 8700g. As Maxis is the only mobile operator in Malaysia offering BlackBerry solutions on EDGE technology, our customers are assured of speedier connectivity, greater mobility and convenience,” said Fitri Abdullah, Maxis Senior General Manager and Head of Enterprise Business Division. “With over 1,500 base stations powering EDGE technology that provides up to three times the data speed of GPRS and a nationwide GPRS network, our customers are seamlessly connected wherever they go.”

The quad-band BlackBerry 8700g includes premium phone features such as dedicated phone keys, smart dialing, conference calling, speed dial, speakerphone, and Bluetooth® support for hands-free headsets and car kits.

In addition, the BlackBerry 8700g incorporates a QVGA (320 x 240) LCD display with a unique light sensing technology that automatically adjusts the display and keyboard lighting levels to provide optimized visibility in outdoor, indoor and dark environments.

“The stylish and sophisticated BlackBerry 8700g, together with Maxis’ EDGE network, offers customers an exceptional web browsing and mobile application experience,” said Norm Lo, Vice President of Asia Pacific at Research In Motion. “We are very pleased to be working with Maxis to bring the innovative BlackBerry 8700g to customers in Malaysia.”

For corporate customers, BlackBerry Enterprise Server™ software tightly integrates with Microsoft® Exchange, IBM Lotus® Domino™ and Novell GroupWise® and works with existing enterprise systems to enable secure, push-based wireless access to email and other corporate data.

For individuals and smaller businesses, BlackBerry Internet Service™ allows users to access up to ten corporate and/or personal email accounts (including Microsoft Exchange, IBM Lotus Domino and most popular ISP email accounts) from a single device.

-more-

Maxis Communications Berhad

Maxis is Malaysia’s leading telecommunications company and market leader that provides high quality voice and data services to close to 8 million customers. Its mobile postpaid and prepaid services are offered under the Maxis and Hotlink brands respectively. The company reaffirmed its leading position through a clear strategy of developing premium brands, providing quality network and customer services and introducing innovative services and products. Maxis also offers domestic fixed line and international gateway services. Its broadband infrastructure includes fibre optic, microwave and VSAT technologies. Maxis’ regional footprint include operations in Indonesia through subsidiary, PT Natrindo Telepon Seluler, and India through Aircel Limited. For more information on Maxis, please visit http://www.maxis.com.my/

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contact:
Marisa Conway
Brodeur for RIM
(212) 771-3639
mconway@brodeur.com

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	March 29, 2006	By:	/s/ Angelo Loberto (Signature)
Angelo Loberto
Vice President, Finance